EXHIBIT F

OTHER INFORMATION REGARDING
ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.


      The directors and principal executive officer of Robertson, Stephens & Company Investment Management, L.P. and their principal occupation and business address are as shown below. The business address of each such person unless otherwise indicated, is 555 California Street, San Francisco, California, 94104.

[INSERT INFORMATION FROM ROBERTSON, STEPHENS]

      Robertson, Stephens also acts as investment adviser to the following registered investment companies having similar investment objectives and policies to those of the Growth & Income Series and Value + Growth Series. The following table sets forth the name of each such investment company, its approximate net assets as of the date set forth below, and the annual advisory fee received by Robertson, Stephens (as a percentage of average daily net assets).